UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                             FUN CITY POPCORN, INC.
             (Exact Name of Registrant as Specified in its Charter)

                                    000-32947
                            (Commission File Number)

          NEVADA                                               71-0390957
 ---------------------------                               --------------------
(State or Other Jurisdiction                              (I.R.S. Employer
      of Incorporation)                                   Identification Number)


                        2560 West Main Street, Suite 200
                            Littleton, Colorado 80120
                     --------------------------------------
                    (Address of Principal Executive Offices)

                                 (303) 794-9450
                         (Registrant's Telephone Number)

                              Information Statement
        Pursuant to Section 14(f) of the Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder

                                December 7, 2004

     This Information Statement is being furnished on or about December 9, 2004 to all of the stockholders of record at the close of business on December 3, 2004 of the common stock, par value $0.01 per share, of Fun City Popcorn, Inc. (the "Company").

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

                    NO VOTE OR OTHER ACTION OF THE COMPANY'S
                STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS
                             INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                  INTRODUCTION

     Our company, Fun City Popcorn, Inc. (the "Company", "we" or "us"), has entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 5, 2004, with Lev Acquisition Corp., a Delaware corporation, which is a wholly owned subsidiary of the Company ("Merger Sub"), and Lev Pharmaceuticals, Inc., a Delaware corporation, ("Lev"). Pursuant to the Merger Agreement, Merger Sub will merge with and into Lev, and the combined entity will be a wholly-owned subsidiary of the Company (the "Merger"). We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the Merger Agreement will be completed.

     Lev is a privately-owned biotechnology company formed in July 2003 to develop and commercialize therapeutic products for the treatment of inflammatory diseases.

     Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers after the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K, dated November 5, 2004, which was filed with the Commission on November 10, 2004. All of the Company's filings and exhibits may be inspected without charge at the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company's filings may be obtained from the Commission's website at http://www.sec.gov.

                                CHANGE IN CONTROL

     At the effective time of the Merger, each issued and outstanding common share of Lev (other than shares of Lev not subject to cancellation in accordance with the Merger Agreement) will be converted into the right to receive one-fifth (1/5) of a share of our common stock, par value $0.01 per share, and .1904425 shares of our convertible preferred stock, par value $0.01 per share ("Preferred Stock"). Each share of Preferred Stock will be convertible into 13.940688 shares of our common stock upon approval by our stockholders of a Certificate of Amendment of our Articles of Incorporation which will increase our authorized common stock to 150,000,000. In addition, all options and outstanding warrants to purchase Lev common stock will be assumed by us.

     After the closing of the Merger and upon stockholder approval of the Certificate of Amendment to the Company's Articles of Incorporation, approximately 94.33% of the Company's issued and outstanding common stock will be owned or exercisable by the Lev stockholders. The remaining 5.67% will be held by the Company's current stockholders.

     In connection with the Merger, immediately following the appointment of the Merger Sub nominees, our current director, James Eller, will resign from the Board of Directors. Prior to his resignation, Mr. Eller, as sole director, will appoint Joshua D. Schein, Judson Cooper, Scott Eagle, Eric Richman and Thomas Lanier as directors of the Company.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following discussion sets forth information regarding our current executive officers and directors and those individuals we expect will be appointed as executive officers and directors after completing the Merger. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Lev prior to the date the new directors take office.

     Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

     Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of this director.

          ------------       -----     --------------------------------
             Name             Age                    Position
          ------------       -----     --------------------------------
          James Eller         55        Chief Executive Officer, Chief
                                        Financial Officer and Director
          ------------       -----     --------------------------------

     James Eller has been Chief Executive Officer, Chief Financial Officer and Director of Fun City since August 6, 2004. Mr. Eller has been involved in the real estate and financial services industry since 1972 when he began his career at Loup-Miller Realty, Inc. During his 14-year tenure at Loup-Miller, Mr. Eller was responsible for the day-to-day operations of the real estate, development and leasing activities of the company. He has extensive experience in the restructuring of real estate and non-performing loans, having acted as Senior Vice President at United Savings Bank of Wyoming, and President of Uniwest Mortgage Company and Alden Capital Markets. Since May 1994, Mr. Eller has been a Vice President with Inverness Investments, where he has been responsible for performing administrative and portfolio oversight, corporate compliance and generating and reviewing new business transactions. Mr. Eller was responsible for the construction oversight and financial disbursements for the Deer Creek at Meadow Ranch golf course located in Southwest Denver. Mr. Eller was one of the owners and founders of The Golf Club at Redland Mesa. Redlands Mesa, located in Grand Junction Colorado, was awarded the best new affordable golf course in the United States for the year 2001 by Golf Digest magazine. As managing partner, Mr. Eller was responsible for the day to day operations of the golf club as well as long range planning and budgeting.

     Currently, there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current officers or directors is acting on behalf of, or will act at the direction of any other person.

Directors and Executive Officers following the Merger:

     Set forth below is certain information regarding the persons who will become directors and executive officers of the Company following the Merger:

           ----------------------- ----- -----------------------------
                    Name            Age             Position
           ----------------------- ----- -----------------------------
           Joshua D. Schein, Ph.D.  44    Chief Executive Officer and
                                                    Director
           ----------------------- ----- -----------------------------
                Judson Cooper       46       Chairman of the Board
           ----------------------- ----- -----------------------------
                 Scott Eagle        45              Director
           ----------------------- ----- -----------------------------
                Eric Richman        43              Director
           ----------------------- ----- -----------------------------
                Thomas Lanier       45              Director
           ----------------------- ----- -----------------------------

     Judson Cooper has served as Lev's Chairman of the Board of Directors since the commencement of operations in July 2003. Mr. Cooper is also a founder of SIGA Technologies, Inc., a publicly-traded biotechnology company, and served as its Chairman from August 1998 to April 2001. Mr. Cooper also served as SIGA's acting Chairman from April 1998 to August 1998, as a Director from December 1995 to April 2001, and as Executive Vice President from November 1996 to April 2001, and as its founding President from December 1995 to November 1996. Mr. Cooper is also a founder of DepoMed, Inc., a publicly-traded drug delivery company and served as a director of the company from December 1995 to June 1998. From January 1996 to August 1998, Mr. Cooper was an executive officer and a director of Virologix Corporation, a private biotechnology company which he co-founded and subsequently was acquired by Access Pharmaceuticals, a publicly-traded biotechnology company. From June 1996 to September 1998, Mr. Cooper was an executive officer and a director of Callisto Pharmaceuticals, Inc., a private biotechnology company which he co-founded. Mr. Cooper is also a founder of Hemoxymed, Inc., a publicly-traded biotechnology company. Since 1997, Mr. Cooper has been a principal of Prism Ventures LLC, a privately held limited liability company focused on the biotechnology industry. From September 1993 to December 1995, Mr. Cooper was a private investor. From 1991 to 1993, Mr. Cooper was a Vice President at D. Blech & Company, Incorporated, a merchant and investment banking firm focused on the biopharmaceutical industry. Mr. Cooper is a graduate of the Kellogg School of Management.

     Joshua D. Schein, Ph.D. has served as Lev's Chief Executive Officer and as a Director since the commencement of operations in July 2003. Dr. Schein is also a founder of SIGA Technologies, Inc., a publicly-traded biotechnology company, and served as its Chief Executive Officer from August 1998 to April 2001. Dr. Schein also served as SIGA's acting Chief Executive Officer from April 1998 to August 1998, as Secretary and a Director from December 1995 to April 2001, and as Chief Financial Officer from December 1995 until April 1998. Dr. Schein is also a founder of DepoMed, Inc., a publicly-traded drug delivery company and served as a director of the company from December 1995 to June 1998. From January 1996 to August 1998, Dr. Schein was an executive officer and a director of Virologix Corporation, a private biotechnology company which he co-founded and subsequently was acquired by Access Pharmaceuticals, a publicly-traded biotechnology company. From June 1996 to September 1998, Dr. Schein was an executive officer and a director of Callisto Pharmaceuticals,Inc., a private biotechnology company which he co-founded. Dr. Schein is also a founder of Hemoxymed, Inc., a publicly-traded biotechnology company. Since 1997, Dr. Schein has been a principal of Prism Ventures LLC, a privately held limited liability company focused on the biotechnology industry. From 1994 to 1995, Dr. Schein served as a Vice President of Investment Banking at Josephthal, Lyon and Ross, Incorporated, an investment banking firm. From 1991 to 1994, Dr. Schein was a Vice President at D. Blech & Company, Incorporated, a merchant and investment banking firm focused on the biopharmaceutical industry. Dr. Schein received a Ph.D. in neuroscience from the Albert Einstein College of Medicine, an MBA from the Columbia Graduate School of Business, and a B.A. in biochemistry from Brandeis University.

     Scott Eagle intends to serve as a Director upon consummation of the Merger. Since November 1998, Mr. Eagle has been Vice President of marketing at Claria Corporation, a leading behavioral online marketing firm where he manages the marketing team and oversees business development and partnership activities. Prior to joining Claria, Mr. Eagle was the Vice President of marketing at Concentric Network Corporation from 1996 to 1998. Before Concentric, from 1993 to 1996, Mr. Eagle served as Vice President of Marketing at MFS Communications where he launched regional marketing campaigns for the start-up MFS Intelnet subsidiary. Mr. Eagle began his career at Proctor and Gamble in marketing and new product development for the consumer package goods, managing brands such as Formula 44 and Chloraseptic. Mr. Eagle holds a B.S. from the University of Pennsylvania, Wharton School.

     Eric I. Richman intends to serve as a Director upon consummation of the Merger. Since October 2003, Mr. Richman has been Vice President, Business Development and Strategic Planning at PharmAthene, Inc., a private biotechnology company. From 2000 to 2003, he was Vice President, Corporate Development at MaxCyte, Inc. Prior to that, from 1998 to 2000, he was Director, Internal Commercialization with MedImmune, Inc. From 1993 to 1998, Mr. Richman was MedImmune's Senior Director of Transplantation Products. Mr. Richman was part of the founding team at MedImmune holding various other administrative, financial and strategic planning positions since joining MedImmune in 1998. Mr. Richman was a key member on the launch teams for the company's biotechnology products, both domestically and internationally. Mr. Richman received a B.S. degree in Biomedical Science in 1984 from the Sophie Davis School of Biomedical Education and a Master of International Management in 1987 from the American Graduate School in International Management.


     Thomas Lanier intends to serve as a Director upon consummation of the Merger. Mr. Lanier has served as Financial Attache in the Office of International Affairs, US Treasury, Moscow since 2003. From 1996 to 2003, Mr. Lanier was an International Advisor for the U.S. Department of the Treasury during which time he co-wrote the U.S. Treasury's guide to external debt issuance for emerging market borrowers. From 1988 until 1996 Mr. Lanier worked for Chemical Bank as a U.S. Government Bond Trader (1988-1993), Emerging Markets Salesperson (1993-1994) and Emerging Markets Debt Trader (1994-1996). In 1981 Mr. Lanier graduated from the United States Military Academy at West Point with a Bachelor of Science Degree and prior to leaving the Army in 1986, also graduated from the U.S. Army Airborne School and the U.S. Army Flight School as well as planning, organizing and controlling logistical operations on an international project for the Army Chief of Staff. In 1998, Mr. Lanier received a Masters of Business Administration with an emphasis in finance and marketing from the Fuqua School of Business, Duke University.

Board of Directors Meetings

     During the fiscal year ended September 30, 2004, our Board of Directors held 1 meeting.

Board of Directors Committees

     Currently, our Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our sole Director performs the duties of an audit committee. Our Board does not have a nominating committee as we have no employees and no operating business. The functions customarily performed by a nominating committee are performed by our sole Director.


Communications with Directors

     Shareholders may communicate with our sole Director by sending an e-mail to ellerj@attglobal.net or by directing the communication in care of Mr. Eller, at the address set forth on the front page of this Schedule 14f-1. You will receive a written acknowledgement from the Mr. Eller upon receipt of your communication.


Legal Proceedings Involving Directors and Executive Officers

     No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

                             EXECUTIVE COMPENSATION

     During the year ended September 30, 2004, none of our officers received any compensation from the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On October 2, 2004, Gary J. McAdam, Gary A. Agron and Mathis Family
Partners, Ltd., each principal stockholders of the Company, agreed to loan the Company up to an aggregate $100,000. The loan bears interest on any outstanding balance at 6% per annum, any outstanding amounts are due on demand and the obligation of the lenders to loan any funds terminates upon the earlier of October 2, 2005 or upon the merger of the Company or the acquisition of a controlling interest in the Company. As of December 3, 2004, no amounts were outstanding under the loan. In consideration of the loan, the Company issued to each of Gary J. McAdam, Gary A. Agron and Mathis Family Partners, Ltd. 871,317 shares of common stock of the Company or an aggregate of 2,613,951 shares.

              PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

     As of December 3, 2004, we had 4,505,530 shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote. Security Ownership of Certain
Beneficial Owners and Management of the Company:

     The following table lists share ownership of the Company's common stock as of December 3, 2004. The information includes beneficial ownership by (i) holders of at least 5% of the Company's common stock, (ii) each of our current directors and executive officers and (iii) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Commission. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by them.

   -------------------------- -------------------- ------------------------- ----------------------- ------------------
   Title of Class             Name and Address of  Director/Officer          Amount and Nature of      Percentage of
                              Beneficial Owner(1)                            Beneficial                   Class(2)
                                                                             Ownership(2)
   -------------------------- -------------------- ------------------------- ----------------------- ------------------
   Common Stock               Gary McAdam                                          1,351,618               30.0%
   -------------------------- -------------------- ------------------------- ----------------------- ------------------
   Common Stock               Gary Agron                                           1,351,619               30.0%
   -------------------------- -------------------- ------------------------- ----------------------- ------------------
   Common Stock               Mathis Family                                        1,234,487               27.4%
                              Partners, Ltd.
   -------------------------- -------------------- ------------------------- ----------------------- ------------------
   Common Stock               James Eller          Chief Executive Officer          117,131                2.6%
                                                   and Director
   -------------------------- -------------------- ------------------------- ----------------------- ------------------
   All directors and officers
   as a group (1 person)                                                            117,131                2.6%
   -------------------------- -------------------- ------------------------- ----------------------- ------------------

(1) The address of each beneficial owner is c/o Fun City Popcorn, Inc., 2560
West Main Street, Suite 200, Littleton, Colorado 80120a.

(2) Percentages of common stock are computed on the basis of 4,505,530 shares of common stock outstanding as of December 3, 2004.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires officers, directors and beneficial owners of more than 10% of the Company's shares to file reports with the Commission and submit those reports to the Company. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements.


                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized



                                            FUN CITY POPCORN, INC.


                                            By Order of the Board of Directors

                                            /s/  James Eller
                                            -----------------------------------
                                                 James Eller
                                                 Chief Executive Officer

Dated:  December 16, 2004